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                                                                      EXHIBIT 12

                               SEMCO ENERGY, Inc.
                       Ratio of Earnings to Fixed Charges
                             (Thousands of Dollars)

------------------------------  ---------  ---------------------------------------------------------------------------------------
                                12 Months                                             Year Ended
                                 Ended                                                ----------
         Description            09/30/99            1998             1997(c)            1996(c)           1995               1994
------------------------------  ---------  ---------------------------------------------------------------------------------------
Earning as Defined(a)
Net Income (loss)               $ 14,825          $ 10,040          $ 15,425          ($ 12,762)        $ 11,331          $  9,992
Income Taxes                       8,394             7,011             8,469             (7,106)           6,151             4,560
Other items                          (96)              672               (96)               (96)             (96)            1,882
Fixed charges as defined          15,726            15,085            16,741             14,617           14,402            14,092
                                --------          --------          --------           --------         --------          --------
Earnings as defined             $ 38,849          $ 32,808          $ 40,539          ($  5,347)        $ 31,788          $ 30,526
                                ========          ========          ========           ========        =========          ========
Fixed charges as defined(a)
Interest on long-term debt      $ 12,392          $ 11,488          $  9,389           $  8,514         $  8,546          $  8,605
Amortization of debt expense         509               450               449                431              520               454
Other interest charges             2,551             2,873             6,629              5,398            5,062             4,759
Preferred securities dividends
   and distributions                 274               274               274                274              274               274
                                --------          --------          --------           --------        ---------          --------
Fixed charges as defined        $ 15,726          $ 15,085          $ 16,741           $ 14,617         $ 14,402          $ 14,092
                                ========          ========          ========           ========        =========          ========
Ratio of earnings to fixed
   charges                          2.47              2.17              2.42                 (b)            2.21              2.17
                                ========          ========          ========           ========        =========          ========
------------------------------  --------   ---------------------------------------------------------------------------------------

Notes:
(a) Earnings and fixed charges as defined in instructions for Item 503 of Regulation S-K.

(b) For the year ended December 31, 1996, fixed charges exceeded earnings by $20.0 million. Earnings as defined include a $32.3 million non-cash pretax write-down of the NOARK investment. Excluding the NOARK write-down the ratio of earnings to fixed charges would have been 1.84

(c) Restated to account for a 1998 acquisition as a pooling of interests. Years prior to 1996 were not restated for the pooling of interests as the effects were not material.